Mail Stop 4561

March 12, 2007

Jeffrey A. Wahba
Chief Financial Officer
HireRight, Inc.
5151 California Avenue
Irvine, CA 92617

Re: HireRight, Inc.
Registration Statement on Form S-1
Filed on February 12, 2007
File No. 333-140613

Dear Mr. Wahba:

 We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We were unable to locate information relating to the determination of the offering price. Refer to Item 5 of Form S-1 and Item 505 of Regulation S-K. Please advise.

Prospectus Summary, page 1

3. Please provide support for your statement that you are a "leading provider of on-demand employment screening solutions."

4. We note your statements that you "served" 1,400 customers during 2006 and that you "provided screening solutions" to approximately 1,300 of our customers' third-party suppliers and contractors. Please tell us the 1,400 customers constituted an active customer list for that year and clarify whether the screening solutions provided to third-parties were part of your customer agreements or separate and distinct from your customer agreements.

5. We note your reference to several sources for the data you cite in the prospectus. Please provide us with marked copies of studies or reports by the National Association of Professional Background, the U.S. Department of Labor, the Association of Certified Fraud Examiners, HRO Today magazine and Gartner. In addition, provide supporting documentation regarding your claim that one of your products was named one of the Human Resource Executive Magazine's 2006 Top HR Products of the Year.

Risk Factors, page 8

6. Please remove the second sentence from the introductory paragraph stating that there are additional risks and uncertainties not present known to you that may also impair your business operations. The risk factor section should be limited to a discussion of known material risks. See Item 503(c) of Regulation S-K.

7. Many of your risk factor subheadings do not capture the risk you are highlighting. For example, the subheading on page 10 reads "We may be required to indemnify our customers or data suppliers." It is unclear from the subheading alone what risk is posed by the possibility of having to indemnify customers or data suppliers. Similarly, what specific risk is posed by the fact that you are subject to significant competition (page 11) or that you may not be able to successfully manage your growth (page 12)? Please review all of the risk factor subheadings and revise as necessary so that each one specifies the particular risk you intend to highlight.

Our information is obtained from a variety of sources, page 15

8. You refer here to your extensive reliance on information derived from a variety of sources. Tell us whether you are dependent on any source or sources the loss of which would have a materially adverse effect on your ability to provide your screening services. If you are substantially dependent on any such suppliers, note that the contractual agreements must be filed exhibits to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

If we fail to maintain an effective system of internal control over financial reporting, page 17

9. We note from your disclosures that you are in the process of preparing and implementing an internal plan of action for compliance with Section 404 and strengthening and testing your system of internal controls to provide the basis for the report.   Please tell us whether you have identified any material weaknesses during this process. If so, please disclose and discuss any known material weaknesses and your plans to remedy such weaknesses.

Use of Proceeds, page 23

10. We note your disclosure that you intend to use the proceeds for "working capital and other general corporate purposes" including sales and marketing, developing new service offerings and expanding international operations. We further note your disclosure that you have not determined an apportionment of the proceeds. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise accordingly.

Non-GAAP Financial Measure, page 29

11. We note your use of the EBITDA non-GAAP financial measure. Specifically, we note your use of this non-GAAP financial measure excludes the effects of what appear to be recurring, not infrequent or not unusual charges in evaluating your performance. Please further clarify why you believe that your EBITA non-GAAP financial measure provides useful information to investors. Tell us whether you believe it is probable that the financial impact of these expenses will disappear or become immaterial within a near-term finite period. In addition, your disclosure indicates that you believe your non-GAAP financial measures allow investors to compare your performance to your competitors. Clarify how your measure provides useful comparability information for your investors when the items excluded in your non-GAAP financial measures are part of your GAAP results.

12. If your are able to overcome the burden of demonstrating the usefulness of your non-GAAP measure, revise to ensure your use of such measure is in compliance with the disclosure requirements of Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this respect, please specifically address the following:

- Disclose the economic substance behind management's decision to use such a measure; and

- Disclose the manner in which management compensates for the material limitations when using the EBITDA non-GAAP financial measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

13. Please supplement your discussion, particularly in the Results of Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350. For example, we note that revenues have steadily increased over the past few years due it appears to significant increases in volume of products sold and that you have experienced an increase in headcount in various departments such as R&D and sales and marketing. Please quantify the increases in headcount in each instance and discuss the reasons for this trend. What is the company's business strategy, and how is this strategy expected to impact this trend?

14. We note from your risk factor disclosure that the company is reviewing and documenting its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. We further note your statement on page 38 that you anticipate the G&A expense will continue to increase in 2007 due to additional costs and compliance requirements related to operating as a public company. Since it appears that you consider the cost of becoming compliant or maintaining compliance with Section 404 to be material, you should discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates, page 34

15. Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. Please clarify the material accounting estimates and assumptions that you make when preparing your financial statements. Revise to disclose why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350.

Valuation of Our Common Stock at the Time of Grant, page 35

16. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date included in the registration statement. We refer you to paragraph 180 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Aid").

17. We note that your board of directors determined the fair value of the underlying common stock at the time of each grant based primarily on valuation reports by a third-party valuation firm for options granted in fiscal year 2006. Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid for options granted in 2006. If not, revise to disclose the following information related to issuances of equity instruments as outlined in paragraph 182 of the Practice Aid for options granted in fiscal year 2006 and prior applicable periods for which you did not obtain a contemporaneous valuation (e.g. fiscal year 2005):

   • Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;
   • Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and
   • Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

   Please refer to the illustrative examples in paragraph 183 of the Practice Aid.

18. We note your reference on page 35 of the filing to an independent valuation specialist. When you refer to a third-party valuation expert, you are also required to disclose the name of the expert and include the expert's consent with the filing pursuant to Rule 436(b) of Regulation C. Please revise.

Results of Operations, page 36

19. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. For instance, for the nine months ended September 30, 2006, you disclose that the increase in service revenue was largely due to higher volume of screens and the sale of additional screening services. As another example, for the nine months ended September 30, 2006, you disclose that the decline in cost of service revenue as percent of service revenues was due to improved fixed cost leverage with respect to your facilities and overhead costs, additional savings in your operations department resulting from certain process improvements, further automation achieved through technology enhancements,

moving your verification facilities to an offshore partner during the second quarter of 2005 and volume pricing from certain suppliers. Revise you disclosures to quantify each source to that contributed to a material change. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, revise your disclosure to remove vague terms vague terms such as "primarily" in favor of specific quantifications.

20. Please briefly discuss in greater detail your reference on page 37 to moving your verification functions to an offshore partner during the second quarter of 2005.

Liquidity and Capital Resources, page 43

21. Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV. B of SEC Release No. 33-8350.

Business, page 46

22. Provide support for your statement on page 47 that you "became a leader within the employment screening market" from 2001 to 2003 and briefly explain the term "pre-integrated solutions" and the significance of being able to offer such solutions to customers.

23. It appears from the presentation on pages 51 through 54 that your listing of Screening Services, Information Processing Engine and Software Applications constitute the three components of your product and service offerings. Please revise the presentation to identify more specifically your product and service offerings versus the driving technology used to provide those offerings. In addition, expand the disclosure to clarify how your customers access your screening services. For instance, you refer to "stand-alone software applications" in connection with "web-based platforms" and "web-enabled employment application solutions." Please explain more clearly what customers actually purchase from you and whether the software is housed by you and accessed through the web by customers or otherwise configured.

24. Please give examples of the "other service providers" you refer to on page 55.

25. We note that a majority of your development staff operates from your wholly-owned subsidiary in Tallin, Estonia. Please discuss the reasons for locating the majority of your technology development staff in Estonia. Discuss whether there are any challenges or risks associated with locating your technology development operations there.

Competition, page 57

26. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

Management

27. Please provide a brief description of the "HireRight Vice President, Worldwide Sales Commission Plan" referenced on page 66. Please file the plan as an exhibit to the registration statement or otherwise advise. See Item 601(b)(10)(iii)(B) of Regulation S-K.

Principal and Selling Stockholders, page 74

28.   Once you have identified the selling shareholders, please ensure that you include the selling shareholder information required by Item 507 of Regulation S-K. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares. Also include a materially complete description of any material relationship the selling security holders have or had with HireRight or its predecessors or affiliates within the past three years.

29.   Also identify the natural person or persons who have voting and/or investment control over each of the selling shareholder entities listed in the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available Corporation Finance Telephone Interpretation Manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information may be disclosed in footnotes to the selling shareholder table.

30.   To the extent any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please identify them as such in the selling shareholder table. For all broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

31.   To the extent any of the selling shareholders are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Compensation Discussion and Analysis, page 64

32.   We note your references to ensuring "market competitiveness," relying on "competitive compensation information" and benchmarking base salary using "competitive market compensation levels at the 50th percentile." We further note your disclosure that the compensation committee used "data from private companies of comparable revenue to HireRight in Southern California and similar geographic areas as provided by Culpepper Global Compensation and Benefit Surveys" in considering compensation recommendations for 2006. Please identify the comparable companies that constitute the component companies against which you set your benchmarks for total compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

33.   We note your disclosure that you "intended to provide executives with overall levels of compensation that are competitive with the human capital industry as well as within a broader spectrum of companies of comparable size and complexity." We note your later disclosure, however, states that the "compensation committee considered data from private companies of comparable revenue to HireRight in Southern California and similar geographic areas." This latter disclosure does not appear to specifically include companies in the human capital industry, but rather companies of comparable revenue and location. Please reconcile and further elaborate on how compensation in the human capital industry has been considered.

34.   Please clarify your discussion regarding your performance-based annual cash incentives on page 66. For example, it is not entirely clear what you are attempting to convey with statements such as "[t]he compensation committee allocates a portion of earning above a target to an annual bonus pool" and "Mr. Schrank earned commission at a higher rate on revenue achievement which exceeded our revenue plan."

35.   You indicate that your annual cash incentive bonuses are correlated with the achievement of certain annual company performance goals and individual objectives. Please discuss the specific items of company performance and individual objectives used to determine bonus payments, how your incentive bonuses are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such performance goals or individual objectives. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K and Instruction 4 to Item 402(b).

36.   Please provide disclosure pursuant to Item 402(b)(vi) of Regulation S-K regarding how your long-term incentives fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. Further, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

Employment Contracts and Termination of Employment and Change of Control Arrangements, page 67

37.   Please quantify all severance and change of control arrangements pursuant to Item 402(j)(2) of Regulation S-K. Please also see Instruction 1 to Item 402(j).

38.   Please elaborate on the basis for the selection of particular triggering events with respect to your severance and change of control obligations. We note, for example, that Mr. Wahba's option grant accelerates by a certain amount upon a change of control and depending on whether such change of control occurred within or after two years of his employment. Please explain the basis for this single change of control trigger as opposed to the double trigger of change of control and involuntary termination without cause to which your other named executive officers are subject. Please also elaborate on the reason for the varying

acceleration amounts relating to how long after Mr. Wahba's employment the change of control occurs. Please also see Item 402(b)(2)(xi) of Regulation S-K.

39.   We note your disclosure regarding Mr. Malnati's arrangements as they relate to the "sale of [y]our company" on pages 67 and 68. Please clarify whether such sale of the company differs from the "change of control" trigger discussed elsewhere in this discussion. Please further disclose whether Mr. Malnati's arrangements as it relates to the sale of the company requires his involuntary termination within a certain time period after such sale.

Grants of Plan-Based Awards, page 68

40.   It appears that disclosure with respect to your performance-based annual cash incentives should be provided here pursuant to Item 402(d) of Regulation S-K. Please provide or otherwise advise. To the extent necessary, please provide narrative disclosure regarding your annual cash incentives pursuant to Item 402(e) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 69

41.   We note your disclosure on page 70 that Mr. Wahba acquired 120,000 shares of your common stock upon the partial exercise of his 2006 stock option grant. We further note your disclosure here regarding Mr. Wahba's ability to immediately exercise his option grant whether or not such option grant has fully vested and that any shares obtained upon such exercise that remain unvested will be subject to repurchase. Accordingly, it appears that any shares obtained by Mr. Wahba's partial exercise of his option grant that remain unvested and subject to repurchase should be afforded disclosure here pursuant to Item 402(f)(2)(vii) and (viii) of Regulation S-K. Please revise or otherwise advise.

42.   With respect to your disclosure here regarding the feature of the option grants allowing for immediate exercise regardless of vesting, please clarify whether such feature is specific to these option grants or a general term of your 2000 plan. Please also discuss here or elsewhere as appropriate, the purpose of such feature.

Option Exercises and Stock Vested, page 70

43.   We note your disclosure here regarding the partial exercise of Mr. Wahba's 2006 stock option grant. Please provide disclosure here regarding the shares acquired on vesting or otherwise advise. Please see our prior comment 41 above. Pursuant to your disclosure on page 68 regarding the vesting terms of the option grant, it does not appear that all of the 120,000 shares obtained on partial exercise has fully vested. Further, for purposes of clarity please provide footnote disclosure to indicate that the stock acquired on exercise and vested stock disclosed here for Mr. Wahba relate to the same award.

Employee Benefit Plans, page 71

44.   Please provide the material terms of your 2007 Long-Term Incentive Plan and Employee
        Stock Purchase Plan upon their adoption. We note that you plan to files these plans as
        exhibits in an amendment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, page F-10

45. Clarify how you determine that collectibility of your accounts receivable is reasonably
    assured pursuant to Section A.1 of SAB Topic 13, including footnote 6. Further explain
    why you believe the allowance for doubtful accounts adequately provides for expected
    losses as of September 30, 2006. Clarify whether you have recorded any significant
    accounts receivable write-offs in any of the periods presented in your registration statement.
    Please clarify whether you generally receive payment within the terms of the contractual
    arrangement with customers (i.e. 30 days). Explain any unique payment terms such as
    contractual milestone payments, if applicable.

Revenue Recognition, page F-11

46. We note from your disclosures that service revenues primarily consists of transaction
    related revenues from screening reports. We further note that you typically perform
    multiple screening transactions per applicant and bundle the results into a single screening
    report and recognized revenue when the report is completed and made available to the
    customer through the internet. Therefore, it appears that you are recognizing revenue upon
    delivery of the report to the customer utilizing a completed contract model. If this is
    correct, please clarify how you determined that it is appropriate to apply the completed
    contract model as opposed to a proportional performance delivery model. Please clarify
    how you have determined that the act of providing the report is so significant in relation to
    the service transaction taken as a whole that performance has not substantively taken place
    until the delivery of the report. As part of your response, please clarify the terms of your
    typical customer contract. Please revise your disclosures to explain why you recognize
    revenue upon delivery of the report and how your policy complies with the applicable
    revenue recognition guidance. We refer you to the disclosure guidance of Section II.F.3 of
    the November 30, 2006 SEC Release, Current Accounting and Disclosure Issues in the
    Division of Corporation Finance.

47. We note from your disclosures on page 31 of the filing that you recognize service revenue
    from the development of integrated software solutions for your customers' existing software
    applications and through certain professional services for, primarily consisting of
    consulting, implementation and training services. Please clarify whether your arrangements
    contain a software element within the scope of SOP 97-2; we refer you to paragraph 2 of

SOP 97-2, including footnote 2. In addition, tell us whether you are able to establish fair value for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements that contain bundled development of software solutions and/or professional service elements. Revise to disclose your revenue recognition policy for the development of software solutions and for professional service elements.

48. We note from your disclosures on page 53 that you offer web-demand software applications to your customers. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services.

49. Please clarify whether you offer any volume discounts or pricing incentives, which appear to be common practice in your industry. If you offer these discounts or pricing incentives to your customers, explain to us how you account for such discounts or incentives. Also, tell us the amount of discounts and incentives offered in each of the periods presented and what consideration you gave to including relevant disclosure in your revenue recognition policy description. Tell us how your policy considered the guidance in EITF 01-9.

50. We note from your disclosures that reimbursed fees represent fees paid to government entities, collection fees for drug testing, and certain access fees, all of which are incurred during screening. Please clarify how you have determined that these fees are "out-of-pocket" incidental expenses within the scope of paragraph 1 of EITF 01-14. Please explain why you do not believe these types of fees should be reported pursuant to the guidance in EITF 99-19. If upon reconsideration, you believe that such fees should be reported pursuant to EITF 99-19, please provide your analysis pursuant to EITF 99-19 to support your gross presentation.

Research and Development Expense, page F-11

51. We note that you account for your software development costs pursuant to the guidance of SFAS 86. Please clarify how you have determined that your software development costs are in the scope of SFAS 86. Clarify whether you sell, lease or otherwise market your software as part of a separate product or as part of a product or process. Please clarify how you have determined that your software development costs are not in the scope of paragraphs 5 through 11 of SOP 98-1.

Recent Accounting Pronouncements, page F-14

52. Your disclosure indicates that you are currently evaluating the requirements of SAB 108. Please be advised that you must apply the guidance in SAB 108 to the financial statements included in this registration statement since it will be declared effective after November 15, 2006. We refer you to footnote 6 of SAB 108. Please tell us whether the application of SAB 108 would have a material impact to the financial statements included in your registration statement and revise your disclosure as appropriate.

Note 6. Income Taxes, page F-16

53. We note your reversal of the valuation allowance on your deferred tax assets during the period ended September 30, 2006. Provide us with your analysis of the positive and negative evidence considered in your determination that a valuation allowance is not needed pursuant to paragraphs 20 through 25 of SFAS 109. As part of your response, clarify whether you have existing contracts or firm sales backlog that produce more than enough taxable income to realize the deferred tax asset. If not, please explain the information that you relied upon when determining that your future earnings will be sufficient to realize your deferred tax asset.

Note 10. Preferred Stock, page F-19

54. We note from your disclosures that each share of Series B convertible preferred stock and Series C and E redeemable convertible preferred stock are convertible in common stock at the option of the holder. Please clarify how you accounted for the conversion features embedded in the preferred stock host for each preferred stock issuance. Please explain how you considered the provisions of ETIF 98-5 and EITF 00-27 when determining whether a beneficial conversion feature was present in each series of convertible preferred stock issued. Explain how you are accounting for the warrants issued in connection with the Series E Preferred Stock and how you considered the guidance in SFAS 133 and EITF 00-19.

55. Tell us how you considered the disclosure provisions of Rule 5-02.28(c) of Regulation S-X. For example, it does not appear that you have disclosed the redemption features of your Series C and E redeemable convertible preferred stock. Advise or revise as appropriate.

Note 11. Stock Options, page F-22

56. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;

- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

57. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

58. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

59. Tell us what consideration you gave to the Practice Aid's disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Part II

Recent Sales of Unregistered Securities

60. Please separate your issuances to employees pursuant to Section 4(2) from those pursuant to Rule 701. With respect to your 4(2) issuances, please disclose whether the individuals were accredited or sophisticated with access to information.

Exhibits

61. To the extent that you have license agreements and/or material agreements with third-party information suppliers that you are substantially dependent upon, please file those agreements as exhibits. See Item 601(b)(10) of Regulation S-K. Note that material property leases held by the company should also be filed. See Item 601(b)(10)(ii)(D) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-551-3461, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 949-932-3601
Ellen S. Bancroft, Esq.
J.R. Kang, Esq.
Jason Wisniewski, Esq.
Dorsey & Whitney LLP

Via facsimile: 213-891-8763
Mark A. Stegemoeller, Esq.
Angela Grinstead, Esq.
Latham & Watkins LLP